Exhibit 107

Calculation of Filing Fee Table

SC TO-I
(Form Type)
Diversified Energy Company plc
(Exact name of registrant as specified in its charter)

Table 1 - Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$42,000,000	(1)	$147.60 per $1,000,000	$6,199.20	(2)
Fees Previously Paid				—
Total Transaction Valuation	$42,000,000	(1)
Total Fees Due for Filing				$6,199.20	(2)
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$6,199.20	(2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash a maximum of approximately $42 million, in value, of ordinary shares, £0.20 par value per ordinary share (the “Shares”), of Diversified Energy Company plc, at a maximum price of 105 percent of the average market value of the Shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding March 27, 2024, and is used for purposes of calculating the maximum aggregate purchase price for the ordinary shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $147.60 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01476% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.